UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SMI Capital Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2018 156th Ave NE # 100

(No. and Street)

Bellevue	WA	98007
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dale Garnett	206.499.0158	dagarnett@hotmail.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bauer and Company

(Name – if individual, state last, first, and middle name)

PO Box 27887	Austin	TX	78755
(Address)	(City)	(State)	(Zip Code)
11/20/2014		6072	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dale Garnett _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SMI Capital Markets LLC _____, as of 12/31 _____, 2 025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KING COUNTY, STATE OF WASHINGTON

On 02/23/2026 before me, the undersigned, a notary public in and for said County and State, personally appeared DALE ALAN GARNETT proved to me on the basis of satisfactory evidence to be the person(s) whose name is/are subscribed to this instrument, and acknowledged that he/she executed the same.

Signature: _____

Title: CFO

_____ NOTARY PUBLIC

[Notary seal: RICHARD YOUNGHO KIM, 204804, NOTARY PUBLIC, COMMISSION EXPIRES 01-01-27, STATE OF WASHINGTON]

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3 3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ■ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SMI Capital Markets LLC

Financial Statements and Supplemental Schedules

with Report of Independent Registered Public Accounting Firm

Year Ended December 31, 2025
Report Pursuant to Rule 17a-5

SMI Capital Markets, LLC

Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$	18.000
Prepaid expenses		1.778
Deposits		865
TOTAL ASSETS	$	20,643

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	850
Total liabilities		850
Member's Equity		19.793
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	20,643

See accompanying notes to financial statements.

SMI Capital Markets LLC

Notes to Statement of Financial Condition December 31, 2025

Note 1: Summary of Significant Accounting Policies

General

SMI Capital Markets, LLC (the "Company") is a Limited Liability Corporation owned 100% by one member and organized under the laws of the State of New York and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release NO. 34-70073 dated July 30, 2013, and as discussed in Question 8 on the related FAQ released by SEC staff. The Company is a limited purpose broker dealer and is primarily engaged in the business of providing registered investment banking professionals a platform to assist private and public companies obtain equity/debt capital or liquidity or growth through mergers or acquisition. The Company does not hold customer funds or safe-keep customer securities or engage in the underwriting of securities.

The company's ability to continue as of going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to generate revenue and or obtain capital contribution to meet current and future obligations. The member or owner of the company has evaluated these conditions and are committed to provide funding as needed to satisfy its capital needs.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United State of America ("GAAP"). Financial statements are prepared using the accrual basis of accounting.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition -

The Company generates revenue from monthly transaction retainer fees to assist clients in the buying and selling of companies and raising capital, and success fees related to closing financial transactions, which may include accounts receivable.

_Revenue from contracts with customers includes retainer revenue and success fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified and when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

Retainer fees originate from the execution of an engagement letter with a client to provide resources to assist the client in preparing information needed in order to raise capital or sell their company. The execution of an engagement letter by a client creates the performance obligation to assist the client by providing transaction advisory services for at least a 30-day period. General activities and tasks included within the Company's promise to provide these monthly services include preparing marketing materials, identifying potential capital providers, obtaining Indications of Interest, completing management meetings with prospective capital providers, obtaining Letters of Intent, and negotiating the transaction. The contracts do not have fixed durations and can be unilaterally terminated by the Company or client with 30 days' notice and without penalty. Retainer fees are billed and recognized monthly as these activities are performed over a period of time. The engagement letter also contains the agreed fixed monthly amount of each non-refundable advisory fee, which in the event of a successful transaction closing, will be credited against the total success fee paid by the client.

Success fees originate from the execution of an engagement letter with a client in order to raise capital or sell their company. The engagement letter defines the formula used to calculate the success fee in the event of a successful transaction closing. The execution of an engagement letter by a client generates the performance obligation to successfully complete the financial transaction, and success fee revenue is not recognized until the transaction closes due to the unforeseeable nature of successfully completing a transaction.

Accounts Receivable

Accounts Receivable consists of services performed through the balance sheet date which are generally billed and collected within 60 days. Accounts Receivable are recorded at amount billed to clients less an allowance for doubtful accounts. The Company accounts for estimated credit losses in accordance with FASB ASC326-20, Financial Instruments-Credit Losses. The Company continually reviews the credit quality of its clients, and if deemed necessary, an allowance will be established. As of December 31, 2025 no allowance for credit losses has been recorded.

Banker Commissions

Commissions are earned, recognized, recorded, and paid at the closing of a successful transaction. The Company has a Banker Compensation Policy that describes this practice, which has been executed and acknowledged by each Banker. These commissions are included in the salaries, commissions and benefits account on the Statement of Operations.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include cash on hand, demand deposits and certificates of deposit or other highly liquid investments with original maturities of three months or less. At December 31, 2025, the Company had no such cash equivalents.

Fair Value of Financial Instruments

The Company calculates the fair value of its assets and liabilities which qualify as financial instruments and includes this information in the notes to financial statements when the fair value is different than the carrying value. The estimated fair value of accounts receivable and accounts payable approximates the carrying amount due to the relatively short maturity of these instruments. The instruments are not held for trading purposes.

Income Tax

The Company is organized as a limited liability company and taxed as a sole proprietorship for federal income tax purposes. As a result, income or losses are taxable or deductible to the member rather than at the Company level; accordingly, no provision has been made for federal income taxes in the accompanying financial statements. In certain instances, the Company is subject to state taxes on income arising in or derived from the state tax jurisdictions in which it operates.

Income tax positions are evaluated in a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination. If a tax position meets the more likely than not threshold, it is then measured to determine the amount of expense to record in the financial statements. The tax expense recorded would equal the largest amount of expense related to the outcome that is 50% or greater likely to occur. The Company classifies any potential accrued interest recognized on an underpayment of income taxes as interest expense and classifies any statutory penalties recognized on a tax position taken as operating expense. Management of the Company has not taken a tax position that, if challenged, ould be expected to have a material effect on the financial statements as of or for the year ended December 31, 2025.

The Company did not incur any penalties or interest related to its state tax returns during the year ended December 31, 2025.

The collection of tax from the Company is only an administrative convenience for the IRS to collect any underpayment of income taxes including interest and penalties. Income taxes on Company income, regardless of who pays the tax or when the tax is paid, is attributed to the members. Any payment made by the Company as a result of an IRS examination will be treated as a distribution from the Company to the members in the financial statements.

Recently Issued Accounting Pronouncements

Accounting standards that have been issued or proposed by Financial Accounting Standard Board ("FASB") or other standard setting bodies are not expected to have material impact on the Company's financial position, results of operations or cash flows.

The Company follows Accounting Standards Update 2023-07-Segment reporting (Topic 280) Improvements to reportable Segment Disclosures (ASU 2023-07), requires disclosure, on an annual and interim basis significant segment expenses that are regularly provided to the Chief Operating decision

maker("CODM") and included with each reported measure of a segments profile or loss. ASU 2023-07also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources.to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of the business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes.

The CODM is the Company's FINOP.

Note 2: Credit Risk

At December 31, 2025, and at various times throughout the year, the Company may have had cash balances in excess of federally insured limits. The Company maintains its operating cash at one financial institution. At times, the amount on deposit at this institution may exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

Note 3: Commitments and Contingencies

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management

The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 4: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1; and prohibits a broker dealer from engaging in securities transactions when its net capital falls below the minimum requirements as defined by the rule. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31,2025 the company had net capital and net capital requirements of $17,150 and $5,000 respectively which was $12,150 in excess of the required minimum. The Company's aggregate indebtedness to net capital ratio was .05.

Note 5:Subsequent Events

The Company has evaluated subsequent events through February 11, 2026 the date of the Report of Independent Registered Public Accounting Firm, the date the financial statements were available to be issued. There are no subsequent events requiring recognition.